Brookfield Real Estate Income Trust Inc.

250 Vesey Street, 15th Floor

New York, NY 10281

August 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Brookfield Real Estate Income Trust, Inc.

Form 10-K for the year ended December 31, 2022

Filed March 16, 2023

Form 10-Q for the quarterly period ended March 31, 2023

Filed May 12, 2023

File No. 000-56428

Dear Sir or Madam:

This letter sets forth the response of Brookfield Real Estate Income Trust Inc. (the “Company”) to the correspondence from the Securities and Exchange Commission (“SEC”) dated August 4, 2023 regarding the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 16, 2023, and the Company’s Form 10-Q for the quarterly period ended March 31, 2023, which was filed with the SEC on May 12, 2023. The SEC’s comments are below, followed by the Company’s responses thereto.

Comment:

Form 10-K for the year ended December 31, 2022

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities

Net Asset Value, page 49

1.

We note your response to comment 1. Please provide us with a quantitative detail or reconciliation of how you derived the amount of net asset value (“NAV”) allocated to each class of share. This quantitative information should be based on the multiple factors listed in your response (e.g. class-specific adjustments for repurchases of the Company’s common stock effective on the last calendar day of that month and accruals of class-specific expenses). In your response, please supplement your quantitative information with sufficient narrative disclosure to clearly explain how each component is derived. Additionally, please tell us what consideration you gave to enhancing your NAV disclosures in your filing to provide this quantitative information to enable investors to better understand how you allocated NAV to each class of share.

Response:

In response to the request by the staff, the Company provides the table attached in Exhibit A to this letter with a quantitative reconciliation of the allocation of NAV to each share class on a monthly basis. The table reflects each component of the change in NAV by share class and the footnotes contain a detailed narrative that explains how each component is derived. For purposes of this response, the Company shows the allocation by share class for the month of July 2023.

The Company will revise its disclosure in its Form 10-K for the year ended December 31, 2023, to provide a detailed narrative explaining how each component of the change in NAV is derived by share class by incorporating the edits to the disclosure from its Form 10-K for the year ended December 31, 2022, attached in Exhibit B to this letter.

The Company has considered including the disclosure attached in Exhibit A in its future Form 10-K filings and does not intend to add such disclosure for the following reasons:

a)	The calculation methodology in Exhibit A is sufficiently detailed in the Company’s existing disclosures in its Form 10-K, as supplemented with the additional disclosure set forth in Exhibit B.

b)

The NAV disclosures the Company believes are most meaningful are already provided in the Company’s Form 10-K and Form 10-Q filings. The Company believes the most meaningful information for stockholders is (i) the components of NAV on an aggregate basis, which includes the fair values of the Company’s assets and liabilities, and (ii) the disclosure of the key assumptions that are used to determine the values of the Company’s property investments.

c)

NAV appreciation is allocated proportionally to each share class on a monthly basis based on the NAV of each share class as a percentage of the Company’s aggregate NAV. As a result, each stockholder receives the same pro-rata allocation of net appreciation, regardless of the class of shares. The only components of NAV that are not allocated proportionally are class-specific expenses, which are deducted from the Company’s gross distribution, and the differences in the fees charged to each share class are adequately explained in the Company’s existing disclosures.

Comment:

Form 10-Q for the quarterly period ended March 31, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

2.

We note your response to comment 3. Please revise future filings to separately quantify the material components identified as contributing to the change in revenues between periods. This comment is also applicable to any income statement line item that is impacted by multiple factors.

Response:

The Company will quantify the material components that contribute to changes in revenue between periods as well as changes to any other income statement line item that is impacted by multiple factors.

Please contact me if you should need additional information or should you have questions.

Sincerely,

Brookfield Real Estate Income Trust Inc.

By:	/s/ Dana Petitto
Dana Petitto
Chief Financial Officer

cc:	Jason W. Goode, Alston & Bird LLP

Michelle L. Campbell, Brookfield Real Estate Income Trust Inc.

Exhibit A

($ and shares/units in thousands, except per share/unit data)	Class S Shares	Class I Shares	Class D Shares	Class T Shares(1)	Class C Shares(1)	Class E Shares(1)	Third-party Operating Partnership Units(2)	Total
NAV as of June 30, 2023	$453,813	$531,682	$1,648	$—	$121,073	$42,343	$961	$1,151,520
Subscriptions(3)	2,937	3,939	172	—	—	—	—	7,048
Distribution Reinvestment(4)	1,014	1,886	—	—	—	210	6	3,116

NAV for allocation	$457,764	$537,507	$1,820	$—	$121,073	$42,553	$967	$1,161,684
Allocation %	39%	46%	< 1%	—%	10%	4%	<1%
Allocation of NAV Appreciation(5)	$649	$764	$3	$—	$172	$60	$2	$1,650
Other Changes in NAV and Class-Specific Expenses
Distributions(6)	(1,869)	(2,557)	(8)	—	(593)	(247)	(6)	(5,280)
Management Fee(7)	(463)	(555)	(2)	—	(126)	—	—	(1,146)
Stockholder Servicing Fee(8)	(330)	—	(1)	—	—	—	—	(331)
Performance Fee(9)	—	—	—	—	—	—	—	—
Repurchases(10)	(13,989)	(5,326)	—	—	—	—	—	(19,315)

NAV as of July 31, 2023	$441,762	$529,833	$1,812	$—	$120,526	$42,366	$963	$1,137,262

Number of shares/units outstanding	35,580	42,366	144	—	9,856	3,395	77	91,418

NAV Per Share/Unit as of July 31, 2023	$12.4159	$12.5063	$12.5746	$—	$12.2284	$12.4806	$12.4806

(1)	No Class T shares have been sold. Class C and Class E shares of the Company’s common stock are sold pursuant to private offerings.
(2)	Includes the units of the Operating Partnership held by parties other than the Company.
(3)	Represents subscription proceeds received for shares issued on the first calendar day of the month, net of upfront selling commissions which are recorded as offering costs under GAAP.
(4)	Distributions reinvested by stockholders pursuant to the Company’s Distribution Reinvestment Plan.
(5)

Includes net portfolio income from investments, interest expense, realized and unrealized net real estate appreciation, general and administrative expenses, and reimbursements paid to the Adviser for previously advanced organization and offering costs. Unrealized net real estate appreciation includes any changes in the fair market value of the Company’s investments in real estate, investments in real estate-related loans, and debt liabilities, which are presented at their carrying value in the Company’s GAAP consolidated financial statements. Allocation of NAV Appreciation excludes straight-line rental revenue, depreciation and amortization, which are recognized as components of net income under GAAP. Allocated amounts may not recalculate due to rounding.

(6)

Net distributions declared during the month. The net distribution per share will differ by share class due to the allocation of class-specific expenses, including stockholder servicing fees, management fees and performance fees.

(7)

Management fees are a class-specific expense and payable monthly on Class C, Class D, Class I, Class S and Class T shares of common stock. The Company accrues a monthly management fee equal to 1/12 of 1.25% of the NAV of the Company’s Class C, Class D, Class I, Class S and Class T common shares on the last day of the month, prior to giving effect to distributions, accrued stockholder servicing fees, and accrued performance fees.

(8)

Stockholder servicing fees are a class-specific expense and payable monthly on Class T, Class S, and Class D common shares. For purposes of calculating NAV, the stockholder servicing fee is recognized as reduction of NAV on a monthly basis as such fee becomes payable. Under GAAP, the Company accrues the full cost of the stockholder servicing fee payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum stockholder servicing fee) as an offering cost at the time such share is sold. The stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of shares.

(9)

Performance fees are a class-specific expense and accrued monthly based on the total return of the Company’s Class C, Class D, Class I, Class S and Class T common shares. Total return is defined as distributions paid or accrued plus the change in NAV of the Company’s Class C, Class D, Class I, Class S and Class T common shares, adjusted for subscriptions and repurchases.

(10)	Repurchases of common stock effective on the last calendar day of the month.

Exhibit B

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Adviser and our independent valuation advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP, which are subject to an annual independent audit.

To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model that adjusts the value of our assets and liabilities from historical cost to fair value generally in accordance with the GAAP principles set forth in Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to independent audit. Because the fair value calculations of our real estate properties involve significant professional judgment in the application of both observable and unobservable inputs, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires us to calculate NAV in a certain way. As a result, other public REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP.

With the approval of our board of directors, including a majority of the independent directors, we have engaged Altus Group U.S. Inc. to serve as our independent valuation advisor. At the end of each month, our independent valuation advisor prepares appraisals for each of our properties other than those for which we obtained third-party annual appraisals for such month, and reviews annual appraisals for each of our properties for which an appraisal was obtained from an independent third-party appraisal firm. While our independent valuation advisor performs an important role with respect to our property valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Adviser is ultimately responsible for the determination of our NAV.

The following valuation methods are used for purposes of calculating our NAV:

•

Investments in Real Estate: Our independent valuation advisor and independent third-party appraisal firms value our properties using the discounted cash flow methodology (income approach) as the primary methodology, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed market supported discount and terminal capitalization rate. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization and discount rates, and projections of future rent and expenses based on appropriate market evidence as well as the residual value of the asset as components in determining value. The valuations of our properties also incorporate historical operating revenues and expenses of the properties, lease agreements on the properties, budgeted revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property.

For the purposes of calculating our monthly NAV, our properties initially will be valued at cost, which we expect to represent fair value at that time. Each property, other than single-family rental properties, will then be appraised by an independent third-party appraisal firm after acquisition and no less than annually thereafter. Each month thereafter our independent valuation advisor will prepare an update appraisal of our properties that are not being appraised by an independent third-party appraisal firm. Our single-family rental properties are valued by our independent valuation advisor each month. Our non-U.S. property is generally valued in accordance with the same valuation methods, but is valued by an independent third-party appraisal firm every month.

•

Investments in Real Estate-Related Loans and Securities: Our real estate-related securities are valued monthly using market quotations from third-party pricing vendors, and our real estate-related debt investments are valued monthly using valuations prepared by independent third-party valuation providers. Market quotations may be obtained from third-party pricing service providers or broker-dealers. If market quotations are not readily available (or are otherwise not a reliable indication of fair value for a particular investment), the fair value will be determined in good faith by the Sub-Adviser.

Certain real estate-related debt investments, such as private real estate loans, are unlikely to have market quotations. Such investments are valued monthly by a third-party valuation provider using generally accepted valuation methodologies to value such investments. Generally, the third-party valuation provider’s analysis will consider the underlying collateral real estate, the investment’s yield, and the current market yield. Market yield is estimated based on a variety of inputs regarding the collateral asset’s performance, local/macro real estate performance, and capital market conditions.

•

Liabilities: We include the fair value of our liabilities as part of our NAV calculation. These liabilities include the fees payable to the Adviser (including any accrued performance fees) and the Dealer Manager, accounts payable, accrued operating expenses, property-level mortgages, portfolio-level credit facilities and other liabilities. Other than our debt obligations, we include the cost basis of our liabilities as part of NAV, which approximates fair value due to the liquid and short-term nature of the liabilities. For NAV, our debt obligations are valued by an independent third-party valuation provider using the discounted cash flow method.

In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties, (2) our real estate-related debt investments and real estate-related securities, (3) our other real estate-related investments, if any, and (4) our other assets and liabilities. ~~Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, and the management and performance fees allocable to Class E shares will differ from the management and performance fees allocable to the other share classes, the NAV per share for our share classes may differ.~~ Operating Partnership units are valued in the same fashion. Each class of Operating Partnership units is economically equivalent to our corresponding class of shares.

~~At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. Changes in our monthly NAV will include, without limitation, accruals of our net portfolio income, interest expense, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements.~~

At the end of each month, our change in NAV for each share class is calculated as follows:

•

Effective on the first day of each month, shares are issued for each class of common stock for subscriptions and distribution reinvestments, to the extent each class of common stock receives subscriptions and distribution reinvestments in the current month. The subscription and distribution reinvestment proceeds received by each share class are added to each share class’s prior month ending aggregate NAV, resulting in an aggregate NAV per share class effective on the first day of the current month (“NAV for Allocation”).

•

Each share class is then allocated its proportionate share of the current month’s NAV appreciation (whether an increase or decrease) based on its relative percentage of the total NAV for Allocation. NAV appreciation includes net portfolio income from investments, interest expense, realized and unrealized net real estate appreciation, general and administrative expenses, and reimbursements paid to the Adviser for previously advanced organization and offering costs. Unrealized net real estate appreciation includes any changes in the fair market value of our investments in real estate, investments in real estate-related loans, and debt liabilities, which are presented at their carrying value in our GAAP consolidated financial statements. NAV appreciation excludes straight-line rental revenue, depreciation and amortization, which are recognized as components of net income under GAAP.

•

Following the proportionate allocation of NAV appreciation, the aggregate NAV of each share class is reduced by the net distributions declared during the month. The net distribution per share will differ by share class due to the allocation of class-specific expenses, including stockholder servicing fees, management fees and performance fees, which are reduced from the gross distribution as discussed below.

•	Class-specific expenses are then allocated to certain share class as follows:

•

Stockholder servicing fees are payable monthly on Class T, Class S, and Class D common shares. For purposes of calculating NAV, the stockholder servicing fee is recognized as reduction of NAV on a monthly basis as such fee becomes payable. Under GAAP, we accrue the full cost of the stockholder servicing fee payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum stockholder servicing fee) as an offering cost at the time such share is sold. The stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of shares.

•

Management fees are accrued monthly in an amount equal to 1/12 of 1.25% of the NAV of our Class C, Class D, Class I, Class S and Class T common shares on the last day of the month, prior to giving effect to distributions, accrued stockholder servicing fees, and accrued performance fees.

•

Performance fees are accrued monthly based on the total return of our Class C, Class D, Class I, Class S and Class T common shares. Total return is defined as distributions paid or accrued plus the change in NAV of our Class C, Class D, Class I, Class S and Class T common shares, adjusted for subscriptions and repurchases.

•	Lastly, the aggregate NAV of each share class is reduced by repurchases of common stock effective on the last day of the month.

•	The NAV per share for each class is calculated by dividing such class’s aggregate NAV at the end of each month by the number of shares outstanding for that class at the end of such month.